POLYAIR INTER PACK INC.
                               BOARD OF DIRECTORS
                         COMPENSATION COMMITTEE CHARTER

Purpose

The Compensation Committee is appointed by the Board to discharge the Board's responsibilities relating to compensation of the Company's officers and the Company's benefit plans. The Committee has overall responsibility for approving and evaluating the officer and employee compensation plans, policies and programs of the Company.

The Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement.

Committee Membership

The Compensation and Benefits Committee shall consist of no fewer than two members. The members of the Compensation and Benefits Committee shall meet the independence requirements of all securities exchanges or markets upon which the Company's securities are included or listed.

The Board of Directors shall appoint the members of the Compensation Committee. Compensation Committee members may be replaced by the Board of Directors.

Committee Authority and Responsibilities

1. The Compensation Committee shall have the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of the CEO, principal officers and group presidents (collectively the "Officers") compensation or senior executive compensation and shall have authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

2. The Compensation Committee shall annually review and approve corporate goals and objectives relevant to Executive Management compensation, evaluate performance in light of those goals and objectives, and establish the compensation levels based on this evaluation. The Compensation
     Committee shall also be responsible for establishing the compensation levels of management, including incentive plans and equity-based plans. In determining the long-term incentive component of Executive Management compensation, the Compensation Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to Executive Management at comparable companies, and the awards given to in prior years. For purposes of this section, Executive Management shall include the CEO, the CFO and other members of senior management of the Company as determined by the Compensation Committee from time to time.

3. The Compensation Committee shall annually review the compensation of the Officers, including participation in incentive-compensation plans and equity-based plans.

4. The Compensation Committee shall also be responsible for annually reviewing the costs, funding and investment of funds related to any pension and savings plans.

5. The Compensation Committee may form and delegate authority to subcommittees when appropriate.

6.   The Compensation Committee shall make regular reports to the Board.

7. The Compensation Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Compensation Committee shall annually review its own performance.